UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUSSER HOLDINGS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

869233106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

E.V. Bonner, Jr., Esq. Executive Vice President, Secretary and General Counsel Susser Holdings Corporation 4525 Ayers Street Corpus Christi, Texas 78415 (361) 884-2463	Copy to: Rod Miller, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York (212) 310-8716
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
$2,121,958	$151.30

*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and, if applicable, new shares of restricted stock, and cancelled pursuant to this offer. The new option and restricted stock grants have a value of $2,121,958 calculated using the Black-Scholes method based on a price per share of common stock of $10.05, the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Global Market on May 24, 2010.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $151.30	Filing Party: Susser Holdings Corporation
Form or Registration No.: Schedule TO/005-82148	Date Filed: May 26, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) supplements and amends the Tender Offer Statement on Schedule TO (as amended, the “Tender Offer Statement”) filed by Susser Holdings Corporation (the “Company”) with the Securities and Exchange Commission on May 26, 2010 relating to an offer to exchange Eligible Options with an exercise price per share at or above $13.92 held by Eligible Optionholders for new equity grants representing a lesser number of total shares consisting of (i) shares purchasable upon exercise of newly issued stock options and (ii) in the case of non-executive officer participants only, shares of the Company’s restricted common stock.  This offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options and New Shares of Restricted Stock, dated May 26, 2010 (the “Offer to Exchange”), and in the related Election Form, previously filed as Exhibits (a)(1)(A) and (a)(1)(C), respectively, to the Tender Offer Statement.  This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended.

This Amendment No. 2 is filed to report the results of the offer by amending only the items of the Tender Offer Statement included below, and unaffected items and exhibits are not included herein.  Except as specifically provided in this Amendment No. 2, the information contained in the Tender Offer Statement remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Tender Offer Statement.  Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Exchange.

Item 4.	Terms of the Transaction

Item 4 of the Tender Offer Statement is hereby amended and supplemented to include the following:

The offer expired at 11:59 p.m., Central Time, on June 27, 2010.  Eligible Optionholders tendered, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 852,910 shares of the Company’s common stock from 48 participants, representing approximately 96% of the total shares of the Company’s common stock underlying Eligible Options.  On June 27, 2010, the Company granted Exchange Options to purchase an aggregate of 362,250 shares of the Company’s common stock and an aggregate of 75,818 shares of Exchange Stock in exchange for the cancellation of the tendered Eligible Options.  The exercise price per share of each Exchange Option is $11.19, which was the closing price of the Company’s common stock as reported on the NASDAQ on June 25, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SUSSER HOLDINGS CORPORATION

By:	/S/ E.V. Bonner, Jr.
Name:	EV. Bonner, Jr.
Title:	Executive Vice President, Secretary and General Counsel

Date: June 28, 2010